UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heron Lake Bioenergy LLC
File No. 5-84239 - CF#26098

Roland J. Fagen, Diane K. Fagen and Project Viking, LLC submitted an
application under rule 24b-2 requesting confidential treatment for information they
excluded from the Exhibit E to a Schedule 13D filed on December 3, 2010.

Based on representations by Roland J. Fagen, Diane K. Fagen and Project Viking,
LLC that this information qualifies as confidential commercial or financial information
under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation
Finance has determined not to publicly disclose it. Accordingly, excluded information
from the following exhibit will not be released to the public for the time periods
specified:

Exhibit E   through February 23, 2011

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions